UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

April 12, 2019

Methanex Announces Cooperation Agreement with M&G

VANCOUVER, BRITISH COLUMBIA - Methanex Corporation (“Methanex” or the “Company”) (TSX:MX) (NASDAQ:MEOH) announces that it has reached a cooperation agreement (the “Agreement”) with M&G Investments (“M&G”) pursuant to which the Company will recommend Paul Dobson for election to its eleven member board of directors at the upcoming annual general meeting of shareholders (the “Meeting”) on April 25, 2019. Mr. Dobson will be appointed to the Audit, Finance and Risk Committee.

To accommodate the addition of Mr. Dobson, the Board accepted the offer of Howard Balloch, the longest serving independent director, to advance his planned retirement by a year, and not stand or be nominated for re-election at the Meeting.

“We are pleased to have come to a cooperation agreement with our largest shareholder that is both responsive to their views and allows us to move forward with our mutual goal of maintaining Methanex’s leading position in the methanol industry while generating strong returns for shareholders,” said Chairman of the Board, Tom Hamilton. “We thank Howard Balloch for his years of leadership and service to Methanex. Howard has been instrumental as Chair of the Public Policy Committee and a valuable contributor to Methanex’s long track record of success.”

“We believe the opportunity to build a third plant alongside our other two plants in Geismar, Louisiana is unique. Methanex are committed to a thoughtful, rigorous evaluation process for reviewing all growth projects and as part of our Agreement we have agreed to retain an independent financial advisory firm to assist in our financial review of the Geismar 3 project” said President and Chief Executive Officer, John Floren.

M&G will withdraw its proxy circular and proxy card in respect to the Meeting and has agreed to vote all of its shares in favour of the nominees recommended by the Company. M&G has also agreed to a standstill arrangement through the 2020 annual general meeting of shareholders.

The Company has agreed with M&G to continue its ongoing board refreshment process by selecting an additional director after the Meeting from a list to be submitted by M&G. Such director will possess financial experience and other skills, experience and expertise required to oversee the continued growth of the world’s largest methanol producer.

Stuart Rhodes, a fund manager with M&G, stated, “We are pleased to have reached this constructive outcome with Methanex and look forward to continuing to be long-term, supportive shareholders in the Company. M&G is confident that Paul Dobson’s addition to the Board and our ongoing support for the leadership of John Floren and his extremely capable management team will help ensure the continued success of Methanex.”

The full Agreement has been filed on the Company’s SEDAR profile.

NEW DIRECTOR NOMINEE BIOGRAPHY
Paul Dobson: Paul Dobson, CPA, CMA, is Interim CEO of Hydro One Limited, a major transmission and distribution provider in Ontario. Prior to being appointed as Interim CEO, Mr. Dobson was the Chief Financial Officer. Mr. Dobson previously held executive positions, including CFO and COO, at Direct Energy, a provider of energy-related services based in Houston, Texas. He has held leadership roles in international energy companies in Canada, the US and London.

VOTING IS NOW OPEN
Shareholders should vote their WHITE proxy form or voting instruction form FOR the Company’s recommended nominees, including Paul Dobson, before April 23, 2019 at 10:30 a.m. (Vancouver time).
If you have questions or need help voting, contact Kingsdale Advisors at 1-888-327-0821 or at contactus@kingsdaleadvisors.com.

- end -

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

Ian Robertson
Executive Vice President, Communication Strategy
Kingsdale Advisors
Direct: 416-867-2333
Cell: 647-621-2646
Email: irobertson@kingsdaleadvisors.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 12, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary